UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

AGRITECH WORLDWIDE, INC.
 (Name of Issuer)

Common Stock, $0.00005 par value
 (Title of Class of Securities)

988924205
 (CUSIP Number)

Jonathan Kahn
Chief Executive Officer
Agritech Worldwide, Inc.
1011 Campus Drive
Mundelein, Illinois 60060
(847) 549-6028
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988924205	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Kahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,367,931

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,367,931

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,367,931

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 988924205	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

The name of the issuer is Agritech Worldwide, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Schedule 13D relates to the Company’s common stock, par value $0.00005 per share (the “Common Stock”).

Item 2.	Identity and Background.

(a)	Jonathan Kahn (Mr. Kahn or the “Reporting Person”)

(b)	The principal business address of the Reporting Person is c/o Agritech Worldwide, Inc., 1011 Campus Drive, Mundelein, Illinois 60060.

(c)	The principal occupation of the Reporting Person is serving as the Chief Executive Officer, Interim Chief Financial Officer and Director of the Company.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

Notes and Warrants

On December 23, 2015, the Company issued a 14% nonconvertible senior unsecured note to Mr. Kahn in the principal amount of $500,000. The note matures in twelve months (December 23, 2016) and bears interest at 14% computed based on a 365-day year. In addition, the Company issued Mr. Kahn a warrant to acquire 500,000 shares of the Company’s Common Stock at an exercise price of $0.64 per share. These warrants expire on the fifth anniversary of their issuance, may be exercised on a cashless basis, are subject to full ratchet price anti-dilution protection and entitled to registration rights.

On March 2, 2016, the Company issued a 14% senior unsecured note to Mr. Kahn in the principal amount of $100,000.  The note matures in one year (March 2, 2017) and bears interest at 14% compounded based on a 365-day year.  In addition, the Company issued Mr. Kahn a warrant to acquire 400,000 shares of the Company’s Common Stock at an exercise price of $0.64 per share. These warrants expire on the fifth anniversary of their issuance, may be exercised on a cashless basis, are subject to full ratchet price anti-dilution protection and entitled to registration rights.

Mr. Kahn acquired the 14% notes and the warrants described above using personal funds.

The foregoing summary descriptions of the 14% senior unsecured notes and warrants do not purport to be complete and are subject to, and qualified in their entirety by reference to such documents, copies of which are included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 988924205	13D	Page 4 of 8 Pages

Purchase of Shares

Between December 10, 2013 and December 29, 2015, Mr. Kahn purchased through individual retirement accounts  an aggregate of 400,000 shares of Common Stock on the open market at an average price per share of $0.38.

Appointments

Effective as of May 17, 2016, Mr. Kahn was appointed as the Chief Executive Officer and Interim Chief Financial Officer of the Company.  Mr. Kahn was also appointed to serve as a member of the Company’s Board of Directors (the “Board”), effective May 17, 2016.

Employment Agreement

On May 17, 2016 (the “Effective Date”), the Company entered into an employment agreement with Mr. Kahn (the “Kahn Employment Agreement”) in connection with the appointment of Mr. Kahn as the Company’s new Chief Executive Officer.  The Kahn Employment Agreement will continue until June 30, 2019 (subject to automatic one year extensions), unless earlier terminated pursuant to its terms. Pursuant to the Kahn Employment Agreement, Mr. Kahn’s annual base salary will be $200,000 per year from the Effective Date through December 31, 2016 and $225,000 beginning January 1, 2017.  Mr. Kahn will also be eligible to participate in Company’s annual incentive compensation program (the “Annual Incentive Program”), with a target annual bonus equal to 100% of his annual base salary and a maximum annual bonus each year equal to 200% of his base salary.  Mr. Kahn’s annual bonus for the 2016 calendar year will be prorated based on the number of days served during 2016.  The actual amount of the annual bonus earned by and payable to Mr. Kahn in any year will be determined upon the satisfaction of goals and objectives established by the Compensation Committee (the “Compensation Committee”) of the Board and will be subject to such other terms and conditions of the Company’s Annual Incentive Program as in effect from time to time.

Pursuant to the Kahn Employment Agreement, Mr. Kahn was granted 6,067,931 fully-vested shares of the Common Stock, such amount representing 3.5% of the Company’s shares of Common Stock on a fully diluted basis as of the Effective Date.  In addition, on each of May 1, 2017 and May 1, 2018, respectively, Mr. Kahn will receive an additional grant of fully-vested Common Stock, such additional grants each representing 0.75% of the Company’s shares of Common Stock on a fully diluted basis as of May 1, 2017 and May 1, 2018, respectively (together with the 6,067,931 shares granted on the Effective Date, the “Equity Award”).

Commencing in calendar year 2017, and each year thereafter, Mr. Kahn will be eligible to participate in the Company’s annual equity incentive compensation program, with an annual target equity grant for each year in which Mr. Kahn participates in the equity incentive compensation program having a grant date fair value equal to 100% of Mr. Kahn’s base salary and a maximum annual equity award for each year in which Mr. Kahn participates in the equity incentive compensation program equal to 250% of Mr. Kahn’s base salary.  In determining the amount of Mr. Kahn’s equity grant for any year, the Compensation Committee will consider the Company’s performance over the immediately preceding fiscal year.

On each anniversary of the Effective Date and each Equity Issuance Date (as defined below), until such time as Mr. Kahn terminates employment with the Company, Mr. Kahn will receive an additional grant of unrestricted Common Stock (which additional grant will be deemed to be a part of the initial Equity Award), if necessary, so that on each such anniversary and each such Equity Issuance Date, the total number of shares received by Mr. Kahn pursuant to the Equity Award will equal at least 3.5% of the Company’s shares of Common Stock on a fully diluted basis until April 30, 2016, 4.25% until April 30, 2018, and 5.0% thereafter.  For purposes of the Kahn Employment Agreement, an “Equity Issuance Date” is any date on which the Company consummates the sale of or issuance of (i) more than 1% of the Company’s shares of Common Stock on a fully diluted basis; or (ii) any instrument that is convertible into more than 1% of the Company’s shares of Common Stock on a fully diluted basis. For the sake of clarity, in calculating the total number of shares held by Mr. Kahn pursuant to the Equity Award, only the initial shares granted and any additional shares granted in accordance with this paragraph will be considered and any shares (A) held by Mr. Kahn on or prior to the Effective Date or (B) granted to or acquired by Mr. Kahn in any other manner following the grant to Mr. Kahn of the Equity Award (including any annual equity award grant or otherwise) will be disregarded.

CUSIP No. 988924205	13D	Page 5 of 8 Pages

If Mr. Kahn’s employment contract is terminated for death or Cause (as such terms are defined in the Kahn Employment Agreement), he (or his estate in the event of death) will receive (i) unpaid salary and expenses as well as his annual bonus for the fiscal year immediately preceding the fiscal year in which the date of termination occurs, if such bonus has not been paid as of the date of termination; (ii) any accrued vacation pay to the extent not theretofore paid; and (iii) any other amounts or benefits required to be paid or provided by law or under any plan, program, policy or practice of the Company.

If Mr. Kahn’s employment is terminated by the Company without Cause or terminated by him for Good Reason, he will receive two times the sum of (1) his base salary at the time of termination (or, in the event of a Termination for Good Reason, the base salary prior to the event constituting Good Reason if such Base Salary is higher than the base salary at the time of termination) plus (2) Target Bonus (as such term is defined in the Kahn Employment Agreement) at the time of termination (the “Severance Payment”).  In addition, Mr. Kahn shall receive (i) an annual bonus for the year in which the terminations occurs, determined based on actual performance during such year and prorated for the period during the year in which Executive was employed by the Company, payable at the same time annual bonuses are paid to other senior executives of the Company; (ii) accelerated vesting of all outstanding Company equity awards, and, in the case of stock options, if any, such options shall remain exercisable until the expiration date of such option; and (iii) if Mr. Kahn timely and properly elects health continuation coverage under COBRA, the Company shall reimburse Mr. Kahn for the monthly COBRA premium paid by for himself and his dependents until the earlier of:  (x) the 18-month anniversary of the Termination Date; and (y) the date the Executive is no longer eligible to receive COBRA continuation coverage.

If (1) during the two year period following a Change of Control (as defined in the Kahn Employment Agreement), Mr. Kahn’s employment is terminated due to a Termination Without Cause or a Termination for Good Reason or (2) during the 90-day period preceding a Change of Control, his employment is terminated due to a Termination Without Cause in anticipation of a Change of Control transaction that the Board is actively considering and that is ultimately consummated, Mr. Kahn is entitled to  receive the benefits set forth in the preceding paragraph, except that (i) in lieu of the Severance Payment, Mr. Kahn will receive two times the sum of (A) his base salary at the time of such termination or Change of Control, whichever base salary level is greater, plus (B) the Maximum Bonus (as such term is defined in the Kahn Employment Agreement) at the time of such termination or Change of Control, whichever Maximum Bonus level is greater (the “CIC Severance Payment”) and (2) Mr. Kahn will be eligible to receive such COBRA premium reimbursement until the earlier of:  (x) the 24-month anniversary of the Termination Date; and (y) the date the Executive is no longer eligible to receive COBRA continuation coverage. Under his employment agreement, Mr. Kahn has also agreed to non-competition provisions.

If Mr. Kahn’s employment is terminated due to Disability (as defined in the Kahn Employment Agreement), he will receive an annual bonus for the year in which the termination occurs, determined based on actual performance during such year and prorated for the period during the year in which Mr. Kahn was employed by the Company.

The foregoing summary description of the Kahn Employment Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 988924205	13D	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 93,797,504 shares of Common Stock outstanding as of May 12, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 plus the 6,067,931 shares of Common Stock granted to Mr. Kahn on May 17, 2016, for an aggregate of 99,865,435 shares of Common Stock outstanding.

Mr. Kahn is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of, (i) 6,467,931 shares of Common Stock; and (ii) warrants to purchase 900,000 shares of Common Stock, which warrants are exercisable within 60 days following the date hereof.

Mr. Kahn is deemed to be the beneficial owner of, and have shared power to vote or direct the vote and to dispose or direct the disposition of zero shares.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Kahn (on the basis of 99,865,435 shares of Common Stock outstanding as of May 17, 2016, as described above) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	7,367,931	7.3%

(b)	Number of shares of Common Stock as to which the Reporting Person has:

	(i) Sole power to vote or to direct the vote: 7,367,931

	(ii) Shared power to vote or to direct the vote: 0

	(iii) Sole power to dispose or to direct the disposition of: 7,367,931

	(iv) Shared power to dispose or to direct the disposition of: 0

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

CUSIP No. 988924205	13D	Page 7 of 8 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Senior Unsecured Note due December 23, 2016 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed May 19, 2016)

Exhibit 2:	Common Stock Purchase Warrant dated December 23, 2015 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed May 19, 2016)

Exhibit 3:	Senior Unsecured Note due March 2, 2017 (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed May 19, 2016)

Exhibit 4:	Common Stock Purchase Warrant dated March 2, 2016 (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K filed May 19, 2016)

Exhibit 5:	Employment Agreement between Agritech Worldwide, Inc. and Jonathan Kahn, dated May 17, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed May 19, 2016)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 988924205	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016

/s/ Jonathan Kahn
Jonathan Kahn

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
5/17/2016	Granted 6,067,931 shares of Common Stock pursuant to the Company’s Amended and Restated Incentive Compensation Plan	$0